Exhibit 2.3

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 1, 2011, by and between North American Financial Holdings, Inc., a Delaware corporation (“NAFH”) and Capital Bank Corporation, a North Carolina Company (“CBKN”).

RECITALS

WHEREAS, as of the date hereof, NAFH owns approximately 83.1% of the outstanding shares of CBKN;

WHEREAS, subject to the terms and conditions of this Agreement, CBKN shall be merged with and into NAFH (the “Merger”), and NAFH shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware; and

WHEREAS, the respective Boards of Directors of NAFH and CBKN have each adopted and approved this Agreement and the transactions contemplated hereby, including the Merger, and declared it advisable for NAFH and CBKN, respectively, to enter into this Agreement, in each case on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the agreements, covenants and provisions hereinafter contained, and intending to be legally bound, NAFH and CBKN hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.1. Merger. Subject to the terms and conditions of this Agreement, and in accordance with the General Corporation Law of Delaware (the “DGCL”) and the Business Corporation Act of North Carolina (the “NCBCA”), at the Effective Time (as defined in Section 1.3), CBKN shall be merged with and into NAFH. The separate corporate existence of CBKN shall thereupon cease and NAFH shall be the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects set forth in Section 259 of DGCL and Section 11-06 of the NCBCA.

SECTION 1.2. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York City, at such time following the effectiveness of the Form S-4 (as defined below) and the receipt of the CBKN Shareholder Approval (as defined below) as designated by NAFH. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.3. The Merger shall become effective at the time specified in the Articles of Merger that will be filed with the North Carolina Secretary of State and in the Certificate of Merger to be filed with the Secretary of State of the State of Delaware on the Closing Date (such time, the “Effective Time”)

SECTION 1.4. Directors; Officers. The directors of NAFH immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with the certificate of incorporation of the Surviving Corporation, the bylaws of the Surviving Corporation and the DGCL. The officers of NAFH immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with the certificate of incorporation of the Surviving Corporation, the bylaws of the Surviving Corporation and the DGCL.

SECTION 1.5. Certificate of Incorporation; Bylaws. The certificate of incorporation of NAFH, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and in accordance with the DGCL. The bylaws of NAFH, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

ARTICLE II

Effect of the Merger; Exchange of Certificates

SECTION 2.1. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of NAFH, CBKN or the holders of any shares of capital stock of NAFH or CBKN:

(a) Common Shares of NAFH. Each share of Class A Common Stock, par value $0.01 per share, of NAFH (“NAFH Class A Common Stock”) and Class B Non-Voting Common Stock, par value $0.01 per share, of NAFH issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

(b) Common Shares of CBKN.

(i) Each share of common stock, no par value per share, of CBKN (“CBKN Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (A) shares of CBKN Common Stock held by holders who duly exercise the appraisal rights described in Section 2.2(c) and (B) shares of CBKN Common Stock cancelled pursuant to clause (ii) of this Section 2.1(b)) shall be cancelled and, except as set forth in Section 2.1(c), converted automatically into, and each certificate previously representing any shares of CBKN Common Stock (each, a “Certificate”) shall thereafter only represent the right to receive, 0.1354 (the “Exchange Ratio”) fully paid and nonassessable shares of NAFH Class A Common Stock per share of CBKN Common Stock (the “Merger Consideration”); and

(ii) each share of CBKN Common Stock held in the treasury of CBKN or owned, directly or indirectly, by NAFH (or its affiliates, and other than any such shares so held in a fiduciary capacity) immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Fractional Shares. Holders of CBKN Common Stock prior to the Merger who would otherwise be entitled to receive a fraction of a share of NAFH Class A Common Stock as a result of the Merger will receive cash in lieu of such fractional shares. NAFH shall pay to each former shareholder of CBKN who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest one ten thousandth, of the closing sale prices of NAFH Class A Common Stock on the NASDAQ Stock Market as reported by The Wall Street Journal for the three trading days immediately following the Effective Time by (ii) the fraction of a share (after taking into account all shares of NAFH Class A Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of NAFH Class A Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.1(b).

(d) CBKN Stock Options. At the Effective Time, each then outstanding stock option award granted under an existing stock option or stock-based compensation plan of CBKN (a “CBKN Option”) shall be assumed by NAFH and converted into an option to purchase a number of shares of NAFH Class A Common Stock (an “Assumed Stock Option”) equal to the product (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of CBKN Common Stock subject to such CBKN Option immediately prior to the Effective Time by (ii) the Exchange Ratio; and the per share exercise price for CBKN Common Stock issuable upon the exercise of such Assumed Stock Option shall be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price per share of CBKN Common Stock at which such CBKN Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio; provided, however, that NAFH and CBKN shall effect such conversion (A) with respect to any CBKN Option to which Section 421 of the Internal Revenue Code of 1986, as amended (the “Code”), applies by reason of its qualification under Section 422 of the Code, in a manner consistent with Section 424(a) of the Code and (B) in all events, in a manner satisfying the requirements of Section 409A of the Code and the Treasury Regulations thereunder. The Assumed Stock Options shall be subject to the same terms and conditions (including expiration date and exercise provisions) as were applicable to the corresponding CBKN Options immediately prior to the Effective Time.

SECTION 2.2. Delivery of Merger Consideration.

(a) Deposit of Merger Consideration. NAFH will (i) at or prior to the Effective Time, authorize the exchange agent chosen by NAFH pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent for the Merger (the “Exchange Agent”) to issue an aggregate number of shares of NAFH Class A Common Stock equal to the aggregate Merger Consideration and (ii) deposit, or cause to be deposited with, the Exchange Agent, on the fourth trading day immediately following the Effective Time (or as soon as reasonably practicable thereafter) (the “Fractional Share Deposit Date”), any cash payable in lieu of fractional shares pursuant to Section 2.1(c) (the “Exchange Fund”).

(b) Delivery of Merger Consideration.

(i) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of CBKN Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1 and any cash in lieu of fractional shares of NAFH Class A Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and (iii) on the Fractional Share Deposit Date (or as soon as reasonably practicable thereafter), any cash in lieu of fractional shares of NAFH Class A Common Stock to be issued or paid in consideration therefor.

(ii) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of CBKN Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of NAFH Class A Common Stock to be issued or paid in consideration therefor in respect of the shares of CBKN Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of NAFH Class A Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 2.2.

(iii) In the event of a transfer of ownership of a Certificate representing CBKN Common Stock that is not registered in the stock transfer records of CBKN, the shares of NAFH Class A Common Stock and cash in lieu of fractional shares of NAFH Class A Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such CBKN Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of NAFH that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, NAFH) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of NAFH Class A Common Stock otherwise payable pursuant to this Agreement to any holder of CBKN Common Stock such amounts as the Exchange Agent or NAFH, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or NAFH, as the case may be, and timely paid over to the appropriate governmental authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of CBKN Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or NAFH, as the case may be.

(iv) After the Effective Time, there shall be no transfers on the stock transfer books of CBKN of the shares of CBKN Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of CBKN Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of NAFH Class A Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Section 2.2.

(v) Any portion of the Exchange Fund that remains unclaimed by the stockholders of CBKN as of the first anniversary of the Effective Time may be paid to NAFH. In such event, any former stockholders of CBKN who have not theretofore complied with this Section 2.2 shall thereafter look only to NAFH with respect to the Merger Consideration and any cash in lieu of any fractional shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of NAFH, CBKN, the Exchange Agent or any other person shall be liable to any former holder of shares of CBKN Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(vi) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by NAFH or the Exchange Agent, the posting by such person of a bond in such amount as NAFH may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(c) Dissenters’ Rights. Holders of CBKN Common Stock, who dissent from the Merger pursuant to section 13-21 of the NCBCA, may be entitled, if they comply with the provisions of Article 13 of the NCBCA regarding appraisal rights of dissenting shareholders, to be paid the fair value of their shares of CBKN Common Stock (the “Dissenting Shares”). If a holder of Dissenting Shares shall fail to perfect or shall otherwise waive, withdraw or lose its dissenters’ rights under the NCBA under the NCBCA, such that dissenters’ rights can no longer be legally perfected or exercised under the NCBCA with respect to such shares, then the right of such holder to receive such consideration for Dissenting Shares as determined under the NCBCA shall cease and such Dissenting Shares shall become exchangeable solely for the right to receive the applicable consideration as provided in Section 2.1(b)(i).

ARTICLE III

Additional Agreements

SECTION 3.1. Preparation of the Form S-4 and Joint Proxy Statement/Prospectus. NAFH and CBKN shall use their commercially reasonable efforts to prepare and file with the Securities and Exchange Commission (the “SEC”) the joint proxy statement/prospectus, which shall be included in the registration statement (together with any amendments thereto) filed with the SEC to register the shares of NAFH Class A Stock to be issued as Merger Consideration pursuant to this Agreement (the “Form S-4”), for the purpose of calling a special meeting of CBKN Shareholders (the “CBKN Shareholders’ Meeting”) to be held to consider adoption of this Agreement.

SECTION 3.2. Special Meeting of CBKN Shareholders. CBKN shall duly call, give notice of, convene and hold a meeting of its shareholders following the effectiveness of the Form S-4 for the purpose of seeking the affirmative vote of a majority of the holders of CBKN Common Stock (the “CBKN Shareholder Approval”).

SECTION 3.3. Further Assurances. If at any time NAFH, as the surviving corporation, shall consider or be advised that any further assignment, conveyance or assurance is necessary or advisable to carry out any of the provisions of this Agreement, the proper representatives of CBKN as of the Effective Time shall do all things necessary or proper to do so.

SECTION 3.4. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the CBKN Shareholder Approval, by the mutual consent of NAFH and CBKN.

ARTICLE IV

General Provisions

SECTION 4.1. Descriptive Headings. The descriptive headings of the several articles and paragraphs of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

SECTION 4.2. No Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any person other than NAFH and CBKN any rights or remedies.

SECTION 4.3. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law.

SECTION 4.4. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

[Remainder of Page Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

NORTH AMERICAN FINANCIAL HOLDINGS, INC.

By:	/s/ Christopher G. Marshall
Name:	Christopher G. Marshall
Title:	Chief Financial Officer

CAPITAL BANK CORPORATION

By:	/s/ Christopher G. Marshall
Name:	Christopher G. Marshall
Title:	Chief Financial Officer

Signature Page to Agreement and Plan of Merger